UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815107

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 961815107	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 14,285,714
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 14,285,714

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,714
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815107	13D/A	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 14,285,714
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 14,285,714

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,714
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815107	13D/A	Page 4 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D filed by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“Gores” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons”) on March 12, 2008 (the “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 40 West 57th Street, 5th Floor, New York, New York 10019.

Certain terms used but not defined in this Amendment have the meanings assigned to them in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety as follows:

Pursuant to the Purchase Agreement, dated as of February 25, 2008, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the “Purchase Agreement”), between Gores Radio and the Issuer, Gores Radio purchased from the Issuer, in a private placement on March 3, 2008, 7,142,857 shares of Common Stock at a price of $1.75 per share (the closing when such stock was sold, the “First Closing”) and purchased from the Issuer, in a private placement on March 19, 2008, an additional 7,142,857 shares of Common Stock at a price of $1.75 per share, for an aggregate purchase price of $25,000,000. The purchase of the Common Stock was financed with cash on hand from contributions of members of Gores Radio. All such contributions were in the ordinary course and pursuant to investor commitments to Gores Radio.

Item 4.	Purpose of Transaction

The first two paragraphs of Item 4 are amended and restated in their entirety as follows:

Pursuant to the Purchase Agreement, the Issuer issued and sold to Gores Radio 14,285,714 shares of the Common Stock. The purpose of the transaction was to facilitate an investment in the Issuer.

Purchase Agreement

In accordance with the terms of the Purchase Agreement, the Issuer (i) sold to Gores Radio, and Gores Radio purchased from the Issuer, in a private placement on March 3, 2008, 7,142,857 shares of Common Stock at a price of $1.75 per share and (ii) sold to Gores Radio, and Gores Radio purchased from the Issuer, in a private placement on March 19, 2008, an additional 7,142,857 shares of Common Stock at a price of $1.75 per share. Also pursuant to the Purchase Agreement, Gores Radio has agreed to purchase from the Issuer: up to $75.0 million of 7.50% Series A Convertible Preferred Stock (the “Convertible Preferred Stock”), and warrants to purchase up to 10.0 million shares of Common Stock (issued in three tranches consisting of (1) warrants to purchase up to 3,330,000 shares of Common Stock at a strike price of $5.00 per share, (2) warrants to purchase up to 3,330,000 shares of Common Stock at a strike price of $6.00 per share, and (3) warrants to purchase up to 3,340,000 shares of Common Stock at a strike price of $7.00 per share) (collectively, the “Warrants”). If issued, the Warrants will expire four (4) years from the original date of issuance, contain customary anti-dilution protections and may not be transferred separately from the Convertible Preferred Stock for 18 months following the First Closing. The Issuer, (i) by providing Gores Radio notice of its intention to reduce the investment on or before March 25, 2008, may reduce the amount of Convertible Preferred Stock to be issued and sold to Gores Radio by (but no less than) 100% or (ii) by providing Gores Radio notice of its intention to reduce the investment on or before March 31, 2008, may reduce the amount of Convertible Preferred Stock to be issued and sold to Gores Radio by up to one-third (1/3), and in either case the amount of Warrants Gores Radio would receive would also be reduced by the same percentage (allocated proportionately among the three tranches). The time at which the Convertible Preferred Stock and Warrants, if so elected by the Issuer, are issued and sold, is referred to herein as the “CPS/Warrants Closing.”

CUSIP No. 961815107	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2008

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Steven G. Eisner
	Its:	Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven G. Eisner
	Its:	Vice President